Exhibit 4.1

EXECUTION VERSION

CBS RADIO, INC.

as Issuer

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Trustee

7.250% SENIOR NOTES DUE 2024

SECOND SUPPLEMENTAL INDENTURE

Dated as of December 8, 2017

Second Supplemental Indenture (this “Supplemental Indenture”), dated as of December 8, 2017, between CBS Radio Inc., a Delaware corporation (the “Issuer”), and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and the Subsidiary Guarantors (as defined in the Indenture referred to below) have heretofore executed and delivered to the Trustee an indenture, as amended, supplemented or otherwise modified from time to time, (the “Indenture”), dated as of October 17, 2016, providing for the issuance of an unlimited aggregate principal amount of Senior Notes due 2024 (the “Notes”);

WHEREAS, there is currently outstanding under the Indenture $400,000,000 aggregate principal amount of the Notes;

WHEREAS, pursuant to Section 9.02 of the Indenture, the Issuer and the Trustee may amend or supplement the Indenture with the consent of the holders of at least a majority in principal amount of the Notes then outstanding;

WHEREAS, Holders of a majority in aggregate principal amount of the Notes have consented to entry into this Supplemental Indenture pursuant to consents delivered in accordance with the terms of the Indenture;

WHEREAS, all acts and proceedings required by law, by the Indenture and by the organizational documents of the Company to make this Supplemental Indenture a valid and binding agreement for the purposes expressed herein, in accordance with the Indenture’s terms, have been duly done and performed.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

(1) Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(2) Amendments.

(a) Clause (j) of the definition of “EBITDA” in Section 1.01 of the Indenture is amended as follows:

(j) the amount of cost savings, operating expense reductions, other operating improvements and initiatives and synergies projected by the Issuer in good faith to be reasonably anticipated to be realizable within ~~12~~ 18 months of the date of any Investment, acquisition, disposition, merger, consolidation or other action being given pro forma effect (which will be added to EBITDA as so projected until fully realized and calculated on a pro forma basis as though such cost savings, operating expense reductions, other operating improvements and initiatives and synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) all steps have been taken for realizing such cost savings or all steps are expected to be taken within 18 months of the date of any Investment, acquisition, disposition, merger, consolidation or other action begin given pro forma effect, (y) such cost savings are reasonably identifiable and factually supportable (in the good faith determination of the Issuer) and (z) the aggregate amount of cost savings, operating expense reductions, other operating improvements and initiatives and synergies added back pursuant to this clause (j) in any period of four consecutive fiscal quarters shall not exceed ~~10%~~ 30% of EBITDA (prior to giving effect to such addbacks);

(b) Clause (d) of the definition of “Asset Sale” in Section 1.01 of the Indenture is amended as follows:

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value (as determined in good faith by the Issuer) not to exceed ~~$5.0~~ 25.0 million

(c) The last paragraph of the definition of “Consolidated Net Leverage Ratio” in Section 1.01 of the Indenture is amended as follows:

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Issuer as set forth in an Officer’s Certificate, to reflect reasonably identifiable and factually supportable operating expense reductions and other operating improvements or synergies reasonably expected to result from any action taken or expected to be taken within ~~12~~ 18 months after the date of any acquisition, amalgamation or merger; provided, that no such amounts shall be included pursuant to this paragraph to the extent duplicative of any amounts that are otherwise added back in computing EBITDA with respect to such period.

(3) Effectiveness. This Supplemental Indenture shall be effective and operative as of the date first set forth above.

(4) Continuing Effect of Indenture. Except as expressly provided herein, all of the terms, provisions and conditions of the Indenture and the Notes outstanding thereunder shall remain in full force and effect.

(5) Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(6) Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture and signature pages for all purposes.

(7) Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

(8) The Trustee. Each of the rights, privileges and protections of the Trustee set forth in the Indenture is hereby incorporated by reference. Without limiting the foregoing, the Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture (including the consequences thereof) or, for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

CBS RADIO INC.

By:	/s/ Andrew P. Sutor, IV
	Name:	Andrew P. Sutor, IV
	Title:	Executive Vice President

[Signature Page to Second Supplemental Indenture]

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee By: Deutsche Bank National Trust Company

By:	/s/ Kathryn Fischer
	Name:	Kathryn Fischer
	Title:	Assistant Vice President

By:	/s/ Jeffrey Schoenfeld
	Name:	Jeffrey Schoenfeld
	Title:	Vice President

[Signature Page to Second Supplemental Indenture]